AMVESCAP PLC
                                                30 Finsbury Square
                                                London, EC2A 1AG
                                                Telephone: 020 7638 0731
                                                Facsimile: 020 7065 3962




[ Date ]




Dear

Re: AMVESCAP PLC - Terms of Appointment as Non-Executive Director

As you are aware, AMVESCAP PLC ("AMVESCAP" or the "Company") is required by provisions of the United Kingdom Combined Code on Corporate Governance of July 2003 (the "Combined Code") to adopt terms of appointment applicable to all of its non-executive directors. This letter confirms the terms of your appointment to this office. You should be aware that your appointment is subject to, inter alia, the Company's Articles of Association, as amended from time to time (the "Articles"). If there is a conflict between the terms of this letter and the Articles then the Articles shall prevail.

ROLE

1. You are already aware of the manner in which the Company's Board of Directors ("Board") is structured and what powers have been retained by the Board or delegated by it to the Company's Executive Management Committee.

2. Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs. The Board's role is inter alia to:

     a. provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;




                                                Registered in England & Wales
                                                Company Number: 308372
                                                Registered Office:
                                                30 Finsbury Square
                                                London EC2A 1AG

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     b.   determine the Company's strategic objectives, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

     c. determine the Company's values and standards and ensure that its obligations to its shareholders and others are understood and met.

3.   In your role as a non-executive director, you are required to:

     a. together with the other members of the Board, take decisions objectively and in the interests of the Company;

     b. constructively challenge and contribute to the development of the Company's business strategy;

     c. scrutinise the performance of management in meeting agreed goals and objectives and monitor its reporting of the Company's performance;

     d. satisfy yourself that financial controls and systems of risk management are robust and defensible and use reasonable endeavours to satisfy yourself that financial information is accurate; and

     e. assume responsibility for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in determining appropriate management succession planning.

4.   You will also be required to:

     a. exercise relevant powers under the Company's Memorandum of Association and Articles;

     b. perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

     c. serve to the extent requested by the Board on the Board's Audit Committee, the Nomination and Corporate Governance Committee, and the Remuneration Committees and attend wherever possible all meetings of such committees. The committees' respective terms of reference are contained in the AMVESCAP Corporate Governance Manual, as in effect from time to time (the "CGM") which will be circulated to you separately by the Company Secretary;

     d. attend wherever possible all general meetings of shareholders of the Company;

     e. attend wherever possible all meetings of the Board, which generally meets at least five times a year. (A detailed schedule of the Board calendar for the year will be sent to you separately by the Company Secretary.);

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     f.   consider all relevant papers in advance of each Board meeting in order to ensure that you can play a full part in the work of the Board and its committees;

     g. bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

     h. make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company;

     i. provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

     j. share responsibility with the other directors for effective control of the Company; and

     k. comply with the Financial Services Authority's Model Code for Securities Transactions by Directors of Listed Companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time.

5. The Company generally anticipates that you will need to spend 2-3 days per month on average fulfilling your duties to the Company. This will include the regular Board meetings, annual general meetings of shareholders, and Board away-day(s) each year. In addition you will be expected to spend an appropriate period of time preparing for each meeting. By accepting this appointment you undertake that you will have sufficient time to devote to the role to meet the Company's expectations.

6. As a UK-incorporated company with securities listed on the New York Stock Exchange, the Company seeks to adhere to all applicable UK and U.S. laws and regulations, including applicable codes of corporate governance. You will be expected to carry out your duties in accordance with the principles set out in these documents, which principles are generally reflected in the terms of reference of our Board, the various Board committees, and in other corporate governance guidelines issued by the Company, including the CGM.

7. The performance of the Board and its committees, and of individual directors, is evaluated annually.

8. If you have any concerns which cannot be resolved about the running of the Company or a proposed action, you should ensure that those concerns are recorded in the minutes of meetings of the Board or of the applicable committee.

9. You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, its "subsidiary undertakings" (as defined in section 258 of the Companies Act 1985, as amended from time to time) or its or their employees, consultants or professional advisers, as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information promptly.

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CODE OF CONDUCT AND CONFIDENTIALITY

By accepting your appointment as a director you also agree to be bound by the AMVESCAP Directors' Code of Conduct, which contains certain policies and standards defining the conduct required of all representatives of the Company. A copy of the Directors' Code of Conduct is contained in the CGM.

During the course of your duties you will also have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know-how, marketing, potential acquisitions and dispositions and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company and/or its subsidiary undertakings. You therefore agree not to use or disclose such information (during your appointment or following termination by whatever means) save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of "price sensitive information" as generally described in the CGM. You must not make any statement or do anything which may be a breach of these rules without prior clearance from one or more of the persons identified in the Company's "Policies and Guidelines for Dissemination of Price Sensitive Information to the Market," which forms a part of the CGM.

OUTSIDE INTERESTS

The agreement of the Company's Executive Chairman and Nomination and Corporate Governance Committee should be obtained before you accept any new outside interests or vary any existing commitments which you have already disclosed which might affect the time that you are able to devote to this appointment.

In accordance with the principles set out in the Combined Code, you must inform the Company Secretary of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company or which might create a potential conflict of interest for you.

Following your appointment to the Board, and except as expressly approved in advance by the Board, you must not take up any management or other employment position with, or have any material interest (with respect to shareholdings, an interest of one percent (1%) or more) in, any firm or company which is in direct or indirect competition with the Company.

The Board has determined you to be independent of the Company for purposes of your membership on the Board.

INSURANCE

During the period of your appointment as a director, you will be covered by the Company's directors' and officers' liability insurance on the terms currently in place for other members of the Board. The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.

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APPOINTMENT

These terms will apply until the earlier of your retirement or removal from the Board or your failure to be re-elected by vote of the Company's shareholders on any occasion when you stand for re-election. Your appointment is terminable by three months' notice from either the Company or yourself. However, it is envisaged that it will continue for a period of 36 months. Non-executive directors are typically expected to serve two three-year terms, although the Board may invite you to serve an additional period. The continuation of your appointment depends upon satisfactory performance and re-election at forthcoming Annual General Meetings by the shareholders of the Company. It is the policy of the Board that (a) directors will seek re-election not less frequently than every three years, (b) directors will seek annual re-election after (i) attaining the age of 70 years or (ii) having served for a period of nine consecutive years, and (c) effective from May 1, 2004, directors will retire from the Board at the next Annual General Meeting following their 72nd birthday.

All appointments and reappointments to the Board are, of course, subject to the Articles. If you are not re-elected to your position by the shareholders at any time or for any reason, then this appointment shall terminate automatically and with immediate effect.
On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.

REMUNERATION

For your service as a director, the Company will pay you a fee of US$100,000 per annum (subject to applicable income tax and statutory withholding and deductions) payable in four equal instalments quarterly in arrears. You will also be entitled to elect to receive some or all of your fees in the form of shares in the Company pursuant to the AMVESCAP Deferred Fees Share Plan. The Company encourages all of its directors to have a personal shareholding in the Company. It is not the policy of the Company, however, to award share options to non-executive directors or to facilitate their participation in other Company-sponsored share incentive arrangements. If circumstances are such that you spend materially more time fulfilling the duties of the appointment than is specified in paragraph 5 above, the Board, in its absolute discretion, may determine that it is appropriate to pay additional fees to you in respect of that work.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented.

ACCESS TO THE COMPANY SECRETARY AND GENERAL COUNSEL

You will have access to the advice and services of the Company Secretary and General Counsel.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may conclude that you need professional advice in order to discharge your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company's expense. A copy of the Board's procedures under which directors may obtain such

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independent advice is contained in the CGM. The Company will reimburse the full cost of any expenditure reasonably incurred in accordance with those procedures.

DATA PROTECTION

By signing this letter you consent to the Company holding and processing information about you which you may provide or which it may acquire during the course of your service as a director, provided such use is in accordance with the UK Data Protection Act 1998 (the "DPA"). In particular you consent to the Company holding and processing:

a.   personal data relating to you, for administrative and management purposes;
     and

b.   "sensitive personal data" (as defined in the DPA) relating to you.

You also consent to the Company making such information available to:

a.   its affiliated companies in order to further its business interests; and

b. entities that provide products or services to the Company, regulatory authorities, governmental or quasi-governmental organisations and potential purchasers of the Company or its business.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this letter, except that the confidentiality obligations set out under "Code of Conduct and Confidentiality" may be enforced (with the consent of the Company and subject to such conditions as it may impose) by the Company's subsidiary undertakings. Other than in such a case, no person other than the parties to this letter shall have any rights under it and it will not be enforceable by any person other than the parties to it.

GOVERNING LAW

The provisions of this letter shall be governed by and construed in accordance with English law.

Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms.

The Company looks forward to working with you in the future.

Yours sincerely,
For and on Behalf of AMVESCAP PLC

/s/ Michael S Perman

Michael S Perman
Company Secretary

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I hereby agree to the above terms of appointment as a non-executive director of
AMVESCAP PLC.

Name .............................


Typed name: ......................


Date .............................


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